Exhibit (a)(1)(D)

FORM OF AMENDMENT TO STOCK OPTION AGREEMENTS AND
PROMISE TO MAKE CASH PAYMENT

To:

From:             Activision, Inc.

Date:                   [     ], 2007

Subject:         Amendment of Your Stock Options

You have elected to accept the Offer to Amend the Exercise Price of Certain Options to have the exercise price of your eligible options amended. We have accepted your election to amend your eligible options listed on the attached Schedule of Amended Options and Cash Payments (the “Options”). These Options are now exercisable, subject to vesting and the other terms of these Options, at the new exercise price as listed on the attached Schedule of Amended Options and Cash Payments.

In exchange for your agreement to amend your options to purchase shares of Activision common stock, as indicated by your election form, Activision hereby promises to pay you a cash payment as described on the Schedule of Amended Options and Cash Payments attached hereto. Any such payment will be made, less applicable tax withholding, on or promptly following January 11, 2008. The payments due to you are shown on the attached Schedule of Amended Options and Cash Payments. These payments are not subject to vesting and will be made to you regardless of whether the amended option is vested on the payment date and regardless of whether or not you are employed by us on the payment date.

This memo acts as an amendment to each of your Options. To the extent not amended by this memo, your Options will continue to be subject to the terms and conditions of Activision, Inc.’s 1998 Incentive Plan, as amended; 1999 Incentive Plan, as amended; 2001 Incentive Plan, as amended; 2002 Incentive Plan, as amended; 2002 Studio Employee Retention Incentive Plan and Amended and Restated 2003 Incentive Plan, as applicable, under which the original options were granted.

This memo is subject to the terms and conditions of the offer as set forth in: (1) the Offer to Amend the Exercise Price of Certain Options; (2) the E-mail to All Eligible Holders; and (3) the Election Form (collectively, the “Offer Documents”), all of which are incorporated herein by reference. This memo and the Offer Documents reflect the entire agreement between you and Activision concerning this transaction. This memo may be amended only by means of a writing signed by you and an authorized officer of Activision.

ACTIVISION, INC.

By:

Date:

Title:

Activision, Inc.
Schedule of Amended Options and Cash Payments
as of July 6, 2007

Name:
ID:

The following is the schedule of your amended Activision option grant(s):

Original Grant Date	Plan	Total Number of Options Granted	Number of Options Eligible under the Offer	Current Exercise Price Per Share	New Exercise Price Per Share (if offer is accepted)	Cash Payment Per Share (if offer is accepted)	Total Cash Payment (if offer is accepted)
[ ]	[ ]	[ ]	[ ]	[$ ]	[$ ]	[$ ]	[$ ]

If you have questions about the above list, you should e-mail 409aoptions@activision.com and include your telephone number, and we will call you.